

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Corp. III
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

   Re: Dragoneer Growth Opportunities Corp. III
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 9, 2021
    File No. 333-253796

Dear Mr. Stad:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed March 9, 2021

Management
Conflicts of Interest, page 123

1. We note your revised disclosure on page 128 that you have entered into a letter agreement that provides that you will indemnify your sponsor, its members and managers and their respective affiliates and control persons from any claims made by any party in respect of any investment opportunities sourced by them or any liability arising with respect to their activities in connection with your affairs, this offering or any business combination or services rendered to the Company or its affiliates, and that you will advance any expenses incurred in connection with any such claims. Please discuss this agreement in your Summary section.

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher J. Capuzzi